Mail Stop 3651

      February 22, 2006


Via U.S. Mail

Anna H. Glick, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281

Re:  	Deutsche Mortgage & Asset Receiving Corporation
	Registration Statement on Form S-3
Filed February 7, 2006
	File No. 333-130390

Dear Ms. Glick:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below. Please note that our comments to either the base prospectus and/or the supplement(s) should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Base Prospectus

Repurchase and Substitution of Mortgage Assets, page 13

1. We reissue prior comment 23 in part. Please provide more information to describe under what circumstances the scenario described in the first full paragraph on page 14 would occur, and how that feature would be structured.

One of More Trust Assets May Also Back Additional Certificates,
page
14

2. We also reissue prior comment 24 in part. Please provide a more detailed analysis as to why this structural feature should not be considered a series trust, so we are better able to determine whether this structural feature meets the definition of asset-backed security.

Cash Flow Agreements, page 38

3. We note your response to prior comment 32, but reissue the comment
in part.   Please explain in detail how these agreements would
ensure
that the mortgage-backed securities or pool assets will pay in accordance with their terms. We continue to suggest that you delete the phrase "or alter the payment characteristics of the cash flows from the trust fund" on pages 12 and 32.

Credit Derivatives, page 72

4. We note your response to prior comment 34, but reissue the comment.
Your response does not appear to address our request for an explanation as to how the agreements would function in accordance with our guidance. Your disclosure indicates that credit derivatives may include credit default swaps and total return swaps. If you choose to include these forms of credit support, you should provide a more comprehensive and detailed analysis on how the proposed swaps will protect against defaults and losses on mortgage loans or to a class of offered securities. How will they operate? For instance, will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs?

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions to Hanna Teshome at (202) 551-3315, or in her absence, to me at (202) 551-3814.


								Sincerely,



						                        Sara W.
Dunton
										Senior Attorney




cc: via facsimile
Anna H. Glick, Esq.
Cadwalader, Wickersham & Taft LLP
(212) 504-6666


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Deutsche Mortgage & Asset Receiving Corporation
February 22, 2006
Page 1